Exhibit 5.1

CONYERS DILL & PEARMAN 29th Floor One Exchange Square 8 Connaught Place Central Hong Kong T +852 2524 7106 | F +852 2845 9268 conyers.com

30 December 2024

Matter No.:1004982/110548887
852 2842 9530
Richard.Hall@conyers.com

The Nasdaq Stock Market, Inc.

Listing Qualifications

9600 Blackwell Road

Fifth Floor

Rockville, MD 20850

United States of America

Dear Sir / Madam,

Re: SKK Holdings Limited (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company in connection with the following by the Company of certain corporate governance practices in the absence of any established or normal practice in the Cayman Islands (“Home Country Practice”) pursuant to Nasdaq Marketplace Rule 5615(a)(3) and in lieu of certain requirements of the Nasdaq Marketplace Rule 5600 Series, namely Section 5635(c) of the Nasdaq Listing Rules, which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have reviewed

1.1.	a copy of the Memorandum and Articles of Association of the Company, each certified by the Secretary of the Company on 30 December 2024; and

1.2.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2.	the accuracy and completeness of all factual representations made in the documents reviewed by us;

2.3.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; and

2.4.	that following Home Country Practice in such circumstances will comply with the NASDAQ Listing Rules.

3.	QUALIFICATIONS

3.1.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that the Company’s Home Country Practice relating to corporate governance set forth above is not prohibited by Cayman Islands law.

Yours faithfully,

Conyers Dill & Pearman

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